CUSIP No. 834453 10 2                                         Page 1 of 6 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)(1)

                         Somaxon Pharmaceuticals, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   834453 10 2
-------------------------------------------------------------------------------
                                December 31, 2006
-------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this
Schedule is Filed:

         [   ] Rule 13d-1(b)
         [   ] Rule 13d-1(c)
         [ X ] Rule 13d-1(d)




_______________________

          (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 834453 10 2                                         Page 2 of 6 Pages

-------------------------------------------------------------------------------
1)       Name of Reporting Person                Domain Partners
         I.R.S. Identification                   VI, L.P.
         No. of Above Person
         (Entities Only)
-------------------------------------------------------------------------------
2)       Check the Appropriate Box               (a) [ X ]
         if a Member of a Group                  (b) [   ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Citizenship or Place                     Delaware
         of Organization
-------------------------------------------------------------------------------
Number of                      5)   Sole Voting               1,714,789 shares
Shares Beneficially                 Power                     of Common Stock
Owned by Each
Reporting Person               ------------------------------------------------
With                           6)   Shared Voting
                                    Power                     -0-
                               ------------------------------------------------
                               7)   Sole Disposi-             1,714,789 shares
                                    tive Power                of Common Stock
                               ------------------------------------------------
                               8)   Shared Dis-
                                    positive Power            -0-
                               ------------------------------------------------

9)       Aggregate Amount Beneficially                        1,714,789 shares
         Owned by Each Reporting person                       of Common Stock
-------------------------------------------------------------------------------
10)      Check if the Aggregate
         Amount in Row (9)
         Excludes Certain Shares
-------------------------------------------------------------------------------
11)      Percent of Class
         Represented by                                       9.5%
         Amount in Row (9)
-------------------------------------------------------------------------------
12)      Type of Reporting
         Person                                               PN

CUSIP No. 834453 10 2                                         Page 3 of 6 Pages

-------------------------------------------------------------------------------
1)       Name of Reporting Person                DP VI Associates, L.P.
         I.R.S. Identification
         No. of Above Person
         (Entities Only)
-------------------------------------------------------------------------------
2)       Check the Appropriate Box               (a) [ X ]
         if a Member of a Group                  (b) [   ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Citizenship or Place                     Delaware
         of Organization
-------------------------------------------------------------------------------
Number of                      5)   Sole Voting               19,379 shares
Shares Beneficially                 Power                     of Common Stock
Owned by Each
Reporting Person               ------------------------------------------------
With                           6)   Shared Voting
                                    Power                     -0-
                               ------------------------------------------------
                               7)   Sole Disposi-             19,379 shares
                                    tive Power                of Common Stock
                               ------------------------------------------------
                               8)   Shared Dis-
                                    positive Power            -0-
                               ------------------------------------------------

9)       Aggregate Amount Beneficially                        19,379 shares
         Owned by Each Reporting person                       of Common Stock
-------------------------------------------------------------------------------
10)      Check if the Aggregate
         Amount in Row (9)
         Excludes Certain Shares
-------------------------------------------------------------------------------
11)      Percent of Class
         Represented by                                       0.1%
         Amount in Row (9)
-------------------------------------------------------------------------------
12)      Type of Reporting
         Person                                               PN

CUSIP No. 834453 10 2                                         Page 4 of 6 Pages

1)       Name of Reporting Person                Domain Associates, L.L.C.
         I.R.S. Identification
         No. of Above Person
         (Entities Only)
-------------------------------------------------------------------------------
2)       Check the Appropriate Box               (a) [ X ]
         if a Member of a Group                  (b) [   ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Citizenship or Place                     Delaware
         of Organization
-------------------------------------------------------------------------------
Number of                      5)   Sole Voting               19,166 shares
Shares Beneficially                 Power                     of Common Stock
Owned by Each
Reporting Person               ------------------------------------------------
With                           6)   Shared Voting
                                    Power                     -0-
                               ------------------------------------------------
                               7)   Sole Disposi-             19,166 shares
                                    tive Power                of Common Stock
                               ------------------------------------------------
                               8)   Shared Dis-
                                    positive Power            -0-
                               ------------------------------------------------

9)       Aggregate Amount Beneficially                        19,166 shares
         Owned by Each Reporting person                       of Common Stock
-------------------------------------------------------------------------------
10)      Check if the Aggregate
         Amount in Row (9)
         Excludes Certain Shares
-------------------------------------------------------------------------------
11)      Percent of Class
         Represented by                                       less than 0.1%
         Amount in Row (9)
-------------------------------------------------------------------------------
12)      Type of Reporting
         Person                                               OO

CUSIP No. 834453 10 2                                         Page 5 of 6 Pages

                         Schedule 13G (Amendment No. 1)
                         ------------------------------

          Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on January 18, 2006 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

          The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4   -        Ownership.

                  (a)   Amount Beneficially Owned:

                  Domain VI:  1,714,789 shares of Common Stock
                  DP VI A:  19,379 shares of Common Stock
                  DA:  19,166 shares of Common Stock

                  (b)   Percent of Class:

                  Domain VI:  9.5%
                  DP VI A:  0.1%
                  DA:  less than 0.1%

                  (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                  Domain VI:  1,714,789 shares of Common Stock
                  DP VI A:  19,379 shares of Common Stock
                  DA:  19,166 shares of Common Stock

                  (ii)  shared power to vote or to direct the vote: -0-

                  (iii) sole power to dispose or to direct the disposition of:

                  Domain VI:  1,714,789 shares of Common Stock
                  DP VI A:  19,379 shares of Common Stock
                  DA:  19,166 shares of Common Stock

                  (iv) shared power to dispose or to direct the disposition of: -0-

          In addition, One Palmer Square Associates VI, L.L.C. ("OPSA VI"), the general partner of Domain VI and DP VI A, beneficially owns 15,456 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No. 834453 10 2                                         Page 6 of 6 Pages


Signature:

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                   DOMAIN PARTNERS VI, L.P.
                                   By:  One Palmer Square Associates
                                   VI, L.L.C., General Partner

                                   By /s/ Kathleen K. Schoemaker
                                      --------------------------
                                          Managing Member

                                   DP VI ASSOCIATES, L.P.
                                   By:  One Palmer Square Associates
                                   VI, L.L.C., General Partner

                                   By /s/ Kathleen K. Schoemaker
                                      --------------------------
                                          Managing Member

                                   DOMAIN ASSOCIATES, L.L.C.

                                   By /s/ Kathleen K. Schoemaker
                                      --------------------------
                                          Managing Member



Date:  February 1, 2007